Filed by Compass Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: TexasBanc Holding Co.
Commission File No. 001-31272
Dated: September 30, 2005

September 30, 2005
Compass Introduces its
Benefits Plans and Programs
     At this time of transition, we know that you have a lot of questions about how employment with Compass will affect your and your family’s well-being and future. To help answer those questions, following is an overview of our key benefits plans and programs.
     In particular, we’ve focused on a comparison of TexasBank’s and Compass’ respective health and dental insurance programs, long-term savings and retirement programs, and paid leave benefits such as holidays, vacations, and sick pay. We believe you’ll find this comparison informative, and we hope you will be reassured that Compass’ programs are comparable to your current benefits and, in many respects, offer more than your current plans.
Your Service at TexasBank Counts
     Joining Compass will not be like starting over as far as your accumulated service is concerned. Your years of service at TexasBank will count toward all our benefits plans and programs described below.
Health Insurance Plan
     Compass’ health insurance plan is administered by UnitedHealthcare. Compared side-by-side, there are some variations in what Compass offers as compared with your current plan. In many cases, the Compass plan can save you money – with lower out-of-pocket expenses and set co-pays for most services.
     We realize that health insurance is a necessary expense and it hits employees differently, depending on their income. Therefore, we base our health plan rates on the amount of the employee’s compensation. Higher-paid employees pay more than lower-paid employees. We believe that using a pay-based rate structure is the right thing to do.

Health Insurance Plan Eligibility Compass TexasBank Regular, full- or part-time employees scheduled to work at least 20 hours per Full-time employees scheduled to work 40 hours per week may enroll the first of the month following week are eligible to enroll. Full-time employees may enroll on first day of 90 days of employment. Part-time employees are not eligible for health insurance. employment; part-time may enroll after 6 months of employment. Compass Premiums: UnitedHealthcare Options PPO Your Semi-monthly Cost Coverage Level Yearly Compensation 1 – Full-time Employees Part-time Employees $25,000 and below $25,001 to $45,000 $45,001 to $60,000 $60,001 to $80,000 $80,001 to $100,000 $100,001 and above All Salary Levels Employee Only $ 37.50 $ 39.50 $41.00 $ 42.50 $ 44.50 $ 46.00 $ 47.50 Employee + Spouse $144.00 $150.00 $155.50 $161.50 $167.00 $173.00 $154.00 Employee + Child $117.50 $122.00 $127.00 $131.50 $136.50 $141.00 $127.50 Employee + Children $144.00 $150.00 $155.50 $161.50 $167.00 $173.00 $154.00 Family $167.50 $174.00 $181.00 $187.50 $194.50 $201.00 $177.50 TexasBank Premiums: Private Healthcare Systems PPO Your Semi-monthly Cost Coverage Level Premium (health plan only) Employee Only $30.00 Employee + Spouse $125.00 Employee + Child(ren) $120.00 Full Family $147.50 Comparison of Plan Features Plan Feature Compass TexasBank Network Non-network Network Non-network Annual deductible Per Person N/A $500 $ 300 $ 500 Per Family N/A $1,000 $ 900 $1,500 Annual out-of-pocket maximum Includes deductible Does not include deductible Per Person N/A $2,000 $1,500 $4,000 Per Family N/A $6,000 $3,000 $9,000 Individual Lifetime Maximum Benefit (in-network and out-of-network combined) $1,000,000 $1,000,000

[1]	Base pay and incentive compensation.

Comparison of Plan Features, cont'd

Benefits for the medical items and services listed below are payable as follows unless otherwise indicated:

- Co-pay benefits: The plan pays 100% of eligible charges after the co-pay amount shown below. Employees and their covered dependents will pay the co-pay amount each time the service is rendered. Co-payments do *not* apply toward the out-of-pocket maximum.
- Deductible and coinsurance benefits: The plan pays the percentage (%) of eligible charges shown below after the employee has paid the applicable deductible amount (shown above). The employee is responsible for paying the remaining expenses in excess of the coinsurance amount until the annual out-of-pocket maximum is paid.

  The plan then pays eligible charges at 100% for the remainder of the plan year. [Note: Expenses incurred out-of-network may result in additional expense to the employee (above the deductible and co-insurance amount). All plan benefits are based on eligible reduced, negotiated fees, and out-of-network providers sometimes charge more than these rates.]
- Benefit limitations: There are certain services for which coverage is limited to a certain amount on an annual basis. These limits do not apply toward the satisfaction of the annual out-of-pocket maximum.

Plan Feature	Compass		TexasBank	
	Network	Non-network	Network	Non-network
Physician Office Visits and Services (except for Mental Health)				
Office Visit	$25 co-pay	70% after deductible	$25 co-pay	70% after deductible
Specialist	$40 co-pay	70% after deductible	$25 co-pay	70% after deductible
Preventive Care: Annual exams, immunizations, and diagnostic testing	$25 co-pay (Includes OB/GYNs for annual pelvic exams and pap tests)	No Benefit	100% (deductible waived) $300 Combined Maximum Per Calendar Year	
Routine Eye Exam	$25 co-pay (one per person every two years)	No Benefit		
Urgent Care Facility	$35 co-pay	70% after deductible	$25 co-pay	70% after deductible
Lab	100%	70% after deductible	LabOne – 100% (deductible waived) Non LabOne – 80% after deductible	LabOne – 100% (deductible waived) Non LabOne – 70% after deductible
Injections	100%	70% after deductible	100% (deductible waived) up to $100 per visit maximum; then 80% of remaining charges	70% after deductible
Office Surgery	100% after office co-pay	70% after deductible	100% (deductible waived) up to $100 maximum; then 80% of remaining charges after deductible is paid	70% after deductible
Hospital Services (except for Mental Health)				
Emergency Room, incl. Physician Charges	$100 co-pay (waived if admitted)	70% after deductible	80% after deductible	70% after deductible
Ambulance	100%	100%	80% after deductible	70% after deductible
Outpatient Facility Charges	$100 co-pay	70% after deductible	80% after deductible	70% after deductible
CAT, PET and MRI scans	$100 co-pay	70% after deductible	80% after deductible	70% after deductible

Comparison of Plan Features, cont’d Other Outpatient Diagnostic Lab & 100% after facility X-Ray Charges co-pay 70% after deductible 80% after deductible 70% after deductible Outpatient Surgery Charges (incl. surgeon, anesthesiologist & lab) $100 co-pay 70% after deductible 80% after deductible 70% after deductible Inpatient Facility $400 per admission Charges (incl. co-pay; then 70% semi-private room & after Calendar Year board) $250 co-pay 70% after deductible 80% after deductible Deductible Mental Health, Substance Abuse and Chemical Dependency $25 co-pay Individual or Group individual; $15 Therapy co-pay group 70% after deductible 80% after deductible 70% after deductible limited to 30 visits annually limited to 20 visits annually Inpatient $250 deductible; Hospitalization 80% thereafter 70% after deductible 80% after deductible 70% after deductible limited to 30 visits annually limited to 30 visits annually Prescription Drug Benefits Annual deductible Per Person $100 No Benefit N/A Per Family $300 No Benefit N/A 1-Month Supply Participating Retail Pharmacy 1-Month Supply Participating Retail Pharmacy Non-participating pharmacies will require payment of the entire cost of the drug. Receipts may be submitted to the plan for reimbursement of up $10 co-pay after to the applicable Generic deductible No Benefit $5 co-pay co-pay. $25 co-pay after Preferred deductible No Benefit $25 co-pay $40 co-pay after Non-Preferred deductible No Benefit $40 co-pay 3-Month Supply UHC Mail Order Only 3-Month Supply Participating Retail Pharmacy Non-participating pharmacies will require payment of the entire cost of the drug. Receipts may be submitted to the plan for reimbursement of up $25 co-pay after to the applicable Generic deductible No Benefit $10 co-pay co-pay. $62.50 co-pay after Preferred deductible No Benefit $50 co-pay $100 co-pay after Non-Preferred deductible No Benefit $80 co-pay

Dental Insurance Plan
{ Dental Insurance Plan } Eligibility { Compass }{ TexasBank } Regular, full- or part-time employees scheduled to work at } Full-time employees scheduled to work 40 hours } least 20 hours per week may enroll on the first day of } per week may enroll the first of the month } employment. } following 90 days of employment. Part-time } employees are not eligible for dental insurance. } Your Semi-monthly Cost Coverage Level } Basic Plus Coverage Level } Cost Single } $ 6.29 $11.13 Single } $ 7.50 Employee + 1 } $12.36 $21.18 Employee + Spouse } $17.50 Family } $21.73 $32.63 Employee + Child(ren) } $17.50 Family } $22.50 Comparison of Plan Features } { Compass Basic }{ Compass Plus }{ TexasBank } Annual deductible } Preventive services }{ N/A }{ N/A } Basic and major services }{ $50/person }{ $50/person; $150/family } Amount covered by insurance } Preventive services (includes routine checkups, bitewing x-rays, cleaning, 100% 100% polishing and scaling of teeth) (deductible waived) (deductible waived) Basic services (fillings, extractions) 80% after deductible 80% after deductible 50%[2] Root canals and oral surgery N/A after deductible 80% after deductible Major services (includes bridges and 50% dentures, crowns, inlays and onlays) after deductible Maximum annual benefit $1,000 per person $1,500 per person 50% to $1,500 per person Orthodontia N/A lifetime max. Teeth whitening N/A 50% up to $500 (every 36 months) N/A
Please note that payment of amounts over reasonable and customary charges may be the responsibility of the participant.

[2]	For employees joining Compass via merger, no graduated scale applies. For new employees, a graduated schedule applies: 10% in year 1; 25% in year 2; 50% in year 3.

Vision Plan
Vision Insurance Plan Eligibility Regular, full- or part-time employee scheduled to work at least 20 hours per week Your Semi-monthly Cost Coverage Level Basic Plus Single $ 4.28 $ 7.49 Employee + 1 $ 6.95 $ 9.99 Family $11.67 $14.95 Plan Features Annual exam $ 10 $ 10 Materials co-pay: glasses ($150 allowance) $ 25 $ 25 Materials co-pay: contacts ($150 allowance) No co-pay No co-pay Second pair of eyeglasses (every 24 months) N/A $ 25 TexasBank offers coverage for a no-cost eye exam within their health plan but does not offer a separate vision insurance plan.
Questions & Answers
How much does Compass contribute toward the cost of health care for its employees?
     Compass appreciates the need to not only provide comprehensive health care coverage but to defray a significant amount of the cost. On average, Compass pays 65 percent of the total cost of health plan premiums while employees collectively contribute 35 percent of the total.
If I continue employment with Compass Bank, will there be any waiting period for my health coverage to take effect or any coverage limitation on pre-existing illnesses?
     No. TexasBank employees who join Compass Bank will be covered by Compass’ plan immediately with no waiting periods and no benefit limitations for existing health conditions.
If I join Compass Bank as a part-time employee, will I be eligible for health plan coverage?
     Yes. Compass makes its health plan available to part-time employees after six months of employment service. This coverage will be effective immediately for part-time employees with at least six months of service who enroll following the legal merger.
How can I find out which doctors are in Compass’ UnitedHealthcare plan network?
     UnitedHealthcare has a state-of-the-art Web site giving participants access to the their benefits and claims on-line, the ability to order new cards, as well as information on how to stay healthy and where to find the best health care providers when they are needed. To see if your provider is in the UnitedHealthcare network, log onto www.myuhc.com, scroll down to the heading “Search Our Directories” located on the right-hand side of the screen. Select “View

Physician and Facility,” then when prompted to “Select Plan,” click “Options PPO.” Once you are enrolled in the plan, you will have access to all of the other features of the site.
Flexible Reimbursement Accounts (“Superflex”)
     The Superflex Plan allows participants to deposit money on a pre-tax basis into reimbursement accounts and then use the respective accounts to pay for eligible medical and dependent care expenses.
     Employees may participate in either the Medical Reimbursement Account, Dependent Care Reimbursement Account, or both. In order to participate, employees must decide how much money they will need for the upcoming plan year’s expenses and make an annual election for the reimbursement account(s) that they wish to fund for the year.
Superflex Plan and other Pre-tax Benefits · Health care and/or dependent care pre-tax reimbursement accounts available; employees may set aside up to $5,000 per year for each account. Debit card available to conveniently access health care reimbursement account funds. · Also, under a similar cafeteria plan, health, dental, vision Eligibility: Full- and part-time employees and parking deductions Availability: Immediately at hire, upon status are made on a pre-tax change or at open enrollment basis.
Questions & Answers
What will happen to my reimbursement accounts as of the legal merger date?
     Those joining Compass may participate in the health care and dependent care reimbursement accounts. We will publish information and enrollment instructions prior to the merger date.
What is the debit card feature in Compass’ plan, and how does it work?
     The MasterCard debit card can be used to pay for eligible expenses directly from your Medical Reimbursement Account if the card is accepted by the provider or merchant.
Some examples include:
•	medical deductibles and co-pays;

•	prescription co-pays;

•	eligible over-the-counter medications;

•	dental deductibles;

•	coinsurance payments.

Long-term Savings & Retirement Plans
     At Compass, saving for the future goes beyond just a 401(k). We have two plans that provide flexibility and choice to help you reach your plans for the future.
     The first plan is a traditional 401(k) that we call SmartInvestor-401(k). You decide how to invest your contributions, and Compass matches your contributions in the form of Compass Bancshares stock in an amount that depends on your years of service.
     The second is our SmartInvestor Retirement Plan, where Compass provides all the contributions, and you choose how to invest them. What’s more, unlike traditional retirement plans, this plan is portable. If you leave Compass, the vested portion can go with you and be rolled into another qualified plan or an IRA.
     Whether you are 25 or 55, both plans offer asset allocation models that may help you maximize your investment by considering your individual goals and risk profile.
     The two plans work together to give participants a well-rounded retirement and long-term savings program. For example, an employee who has eight years of service and is contributing at least 2 percent to his 401(k) account will receive a 3-percent match on his contribution (150 percent of 2 percent) and a 3-percent contribution to the SmartInvestor Retirement Plan for a total contribution of 6 percent.
     Likewise, an employee with four years of service contributing at least 2 percent to the 401(k) will receive a 401(k) match from the company of 2.5 percent (125 percent of 2 percent) and a contribution from Compass of 2.5 percent of base pay to his SmartInvestor Retirement account for a total contribution of 5 percent.
     Compass has made an additional year-end discretionary match to eligible 401(k) participants’ accounts of 1 percent eight out of the last 10 years. To qualify for the additional match, participants must defer at least 3 percent and be employed on the last day of the year.
     Your service with TexasBank will count toward eligibility requirements, match levels and vesting schedules.

SmartInvestor-401(k) and SmartInvestor Retirement Plan SmartInvestor-401(k) Eligibility: All employees Availability: Immediate employee participation; company match following completion of 1 year of service and 1,000 hours worked · You may contribute 1% to 25% of pay up to tax limit. Years of service Company match Match equivalent 1-3 100% of the first 2% you contribute 2% 4-7 125% of the first 2% you contribute 2.5% 8 or more 150% of the first 2% you contribute 3% · Company match – which is made in Compass Bancshares common stock – begins the month following 1-year anniversary and 1,000 hours of service. · An additional 1% match may be made at the discretion of the company to employees who contributed at least 3% of pay and are employed on the last day of the plan year. (This match has been made eight out of the past 10 years.) · Account balance is fully vested after only three years. · You can invest account balances, except the company match (in most cases), into a variety of investment options. SmartInvestor Retirement Plan Eligibility: All full and part-time employees Availability: Month following 12 months of service (age 21 and above) & 1,000 hours · Company contributes a percentage of your base pay as follows: Years of service Company contribution 1-3 2% of base pay 4-7 2.5% of base pay 8 or more 3% of base pay · You can invest account balances into a variety of funds. · Account balance fully vested after five years of service. · Vested account balance payable in lump sum at retirement. · Upon termination of employment, vested account balances can be rolled into another qualified plan, in many cases, or an IRA. TexasBank 401(k) Plan Summary · Employees may defer 1-100% of salary beginning the first of the quarter following 90 days of employment. · Match is 100% of the first 5% deferred. · Match is vested over 5 years at 20% each year. · Twenty-two investment options are available. TexasBank does not offer any other retirement plan.

Questions & Answers
Will my length of service be counted for calculating both the company match for the SmartInvestor-401(k) and the contribution under the SmartInvestor Retirement Plan?
     Yes – your service at TexasBank will count toward both. You will not be required to start from “zero.”
What will happen to my current 401(k) plan account balance at the time of legal merger?
     We expect that the TexasBank 401(k) plan will be terminated just prior to the date the legal merger is completed, and all participants’ accounts will be fully vested. This would mean that participants will be given 100-percent ownership of all employer contributions made through that date, regardless of their length of service at that time.
     Also, we expect that those joining Compass following the merger may roll their account balance into the Compass Bank SmartInvestor-401(k) or an individual IRA without being subject to federal tax or early withdrawal penalties. Or, participants may take a distribution of their account, which would be subject to applicable taxes and penalties for early withdrawal. Consult your tax advisor if you have any questions regarding the tax treatment of your options.
     We will provide instructions for rollover and/or distribution at time of merger and provide help and answers to any questions participants have.
Other Insurance Plans
     We offer protection for life’s unexpected circumstances. Compass provides a full range of company-provided and optional insurance plans (which can be purchased at group rates), including life, accidental death & disability, long-term disability and long-term care insurance plans.
     Compass pays the entire cost of providing employees’ basic life insurance, basic accidental death & dismemberment insurance, short-term disability payments and long-term disability insurance.
     See the chart on the next page.

Compass Plans Life Insurance Plan – Basic (company-paid) Eligibility: Full- and part-time employees · Full-time: 2 times base pay. Availability: Immediately · Part-time: $10,000. Life Insurance Plan – Optional Eligibility: Full-time employees Availability: Immediately at hire without proof of insurability; upon status change or · 1 or 2 times base pay, subject to $1.5 million at open enrollment if approved by carrier (basic and optional life combined) maximum coverage. Optional Spouse Life Eligibility: Full-time employees Availability: Immediately at hire without proof of insurability; upon status change or at open enrollment if approved by carrier · $50,000 coverage. Optional Child Life Eligibility: Full-time employees Availability: Immediately at hire, upon status change or at open enrollment · $10,000 coverage per child. Accidental Death & Dismemberment Plan – Basic (company-paid) · Full-time death benefit: 2 times base pay up to $1.5 million. · Part-time death benefit: $10,000. · In case of dismemberment, paid at 50 or 100 Eligibility: Full- and part-time employees percent of death benefit, depending on severity of Availability: Immediately loss. Accidental Death & Dismemberment Plan – Optional · May cover employee only or employee & family. · $500,000 death benefit. Eligibility: Full-time employees · In case of dismemberment, paid at 50 or 100 Availability: Immediately at hire, upon percent of death benefit, depending on severity of status change or at open enrollment loss. Long-term Disability (LTD) Plan (company-paid) Eligibility: Full-time employees · 60% of base pay after 180-day qualifying Availability: Immediately period. Long-term Care Insurance Plan Eligibility: Full- and part-time employees Availability: Immediately at hire without · Coverage available with four options. proof of insurability, upon status change or · Immediate coverage also available for spouse at open enrollment if approved by carrier and immediate family members if approved by carrier.

Holiday, Vacation, Sick Pay and Short-term Disability
     Compass offers a generous and flexible holiday and vacation policy to help give employees time off for rest and relaxation and to enjoy time with their families and friends. Sick pay and short-term disability payments provide protection in the case of injury or illness. A portion of employees’ sick pay accrual can be used for things such as unexpected emergencies. In addition, a portion of employees’ sick pay balance can be used by new parents to spend time following the birth or adoption of a child.
Holidays Compass TexasBank · Full-time employees receive 10 holidays annually: 7 are Compass-observed holidays and 3 are floating holidays. · Part-time employees receive holiday pay if they would normally be scheduled to work on a company-observed holiday and are granted 3 floating holidays per year · Full-time employees receive 10 holidays per equal to 1/5 of year their pay for an · Part-time employees receive 4 hours of holiday average weekly work pay if they are scheduled to work on a schedule. company-observed holiday Holidays Observed · New Year’s Day · New Year’s Day · Martin Luther King, Jr., · Martin Luther King, Jr., Day Day · Memorial Day · Presidents’ Day · Independence Day · Memorial Day · Labor Day · Independence Day · Thanksgiving Day · Labor Day · Christmas Day · Columbus Day · 3 Floating Holidays (can be · Veterans’ Day taken at an employee’s discretion once · Thanksgiving Day vacation time is exhausted) · Christmas Day Total: 10 Total: 10

Sick Pay Compass TexasBank · Employees accrue sick pay each month: full-time employees accrue 1 day per month worked; part-time employees accrue 1/2 day per month worked. · The maximum days accrued cannot exceed 60. However, TexasBank employees will be able to transfer their entire sick pay balance, even if it exceeds 60 days, · Immediately upon hire, full- when they join Compass. and part-time employees accrue sick · Sick pay can be used for leave at a rate of 4 hours per month employees’ personal illness or for the first year of service. In injury and medical appointments and the 13th month of employment, treatments. full-time employees’ accruals · Also, six days annually (3 increase to 8 hours per month. for part-time employees) may be used · Sick days may be carried for personal and family emergencies, over to a maximum of 180 days. a family member’s illness or injury, · Employees may contribute a and a family member’s medical portion of their sick leave to a appointments and treatments, and can pool to provide additional leave for be used to spend time with a newborn full-time employees with or newly-adopted child. catastrophic illnesses or accidents. Short-term Disability Compass TexasBank · Compass provides short-term disability payments at no cost to employees. · Full-time employees are eligible to participate in the short-term disability program. An 18-month eligibility waiting period applies to certain groups of employees – see below for details. · The payments are equal to 60% of the employee’s annualized base pay (no maximum). · Generally, payments begin following a 45-calendar-day elimination period, during which time all other paid-time off must be used (e.g., sick pay, vacation, and holiday pay). The · Employees may purchase short-term disability coverage. 45-day elimination period applies to · After 30 days of illness or accident, the benefit pays 60% certain groups of employees – see below of the employee’s weekly pay to a maximum of $750 per week for details. (approximately $3,000 per month) for up to 9 weeks. Grade Level/Hire Date* Eligibility Waiting Period Elimination Period After 18 consecutive months of full-time service Grade 13 and Below, immediately preceding the onset of the Hired Before May 1, 2001 disability. No elimination period. Grade 14 and Above, Hired Before May 1, 2001 None. After 18 consecutive months of full-time service All Employees Hired immediately preceding the onset of the On or After May 1, 2001 disability. 45 consecutive calendar days.
* Hire date for employees of TexasBank is their date of hire at TexasBank. Job grade information will be available by early November.

{ Compass Bank Vacation } Eligibility: Full- and part-time employees. } Availability: Immediately (accrues daily) for full- and part-time employees. } Full- and Part-time Vacation Accrual Schedule } Full-time vacation is based on a 40-hour week. Part-time vacation is based on the average number of hours an employee works in a week. } Grade Level Years of Service Vacation Benefit 1-11 (generally equivalent to entry- to mid-level positions) 0-4 Two weeks of vacation per calendar year, prorated in first year. 5-19 Three weeks of vacation per calendar year. 20 or more Four weeks of vacation per calendar year. 12-19 (generally equivalent to mid-level to mid-management positions) 0-9 Three weeks of vacation per calendar year, prorated in first year. 10 or more Four weeks of vacation per calendar year. 20 and up (generally equivalent to senior-level to executive management positions) Four weeks of vacation per calendar year upon hire, prorated in first year. TexasBank Vacation Vacation is earned based on position and years of service (prorated during first year of employment. Vacation is accrued monthly and may be taken in 1/2-day increments. Full-time Employees Years of Service Non-Officer Below Vice President Vice President Sr. Vice President 1 — 3 2 weeks 2 1/2 weeks 3 weeks 4 weeks 4 2 weeks 3 weeks 5 — 14 3 weeks 3 weeks 15 + 4 weeks 4 weeks 4 weeks Part-time Employees Years of Service Vacation 1 — 4 1 week 5 — 9 2 weeks 10 + 3 weeks
     How Compass’ vacation schedule applies to you will be clearer once employees are assigned a grade level for their job position. We plan to get this information out to you by early November.

Questions & Answers
How many holidays do full-time employees of Compass Bank receive?
     Ten – seven company-recognized holidays plus three floating holidays that employees may use to observe holidays or occasions that are important to them.
How about part-time employees?
     Part-time employees receive holiday pay if the bank is closed for a company-observed holiday and they were otherwise scheduled to work on that day.
     Part-time employees also receive three floating holidays. Each floating holiday is equivalent to one-fifth of the part-time employee’s average number of hours worked weekly.
Why doesn’t Compass observe holidays such as Veterans’ Day or Columbus Day?
     From the beginning, Compass has placed priority on being open when our customers need us most. In keeping with that tradition, we’ve opted to remain open on holidays such as Columbus Day because – unlike on holidays such as Thanksgiving and Christmas – the vast majority of our customers are still open for business on those days and still need our services.
Please describe Compass’ vacation program.
     At Compass, vacation is accrued at an amount based on years of service and position grade level. By early November, your position will be assigned a grade level under Compass’ compensation program. Your years of service with TexasBank will continue to count toward the eligibility for your vacation accrual amount. Just like at TexasBank, the full allotment of vacation is available at the beginning of the year and may be taken at any time during the year.
     As with TexasBank’s vacation program, if you leave the bank and have taken vacation that you have not yet accrued, the pay equivalent of the unaccrued vacation will be deducted from your final paycheck.
Can I take vacation in January 2006? And, will my TexasBank vacation balance transfer to Compass after the merger?
     We know how important time off is to you for your own rest and relaxation and to spend time with family and friends. We expect that regular vacation requests can be honored in January and beyond, however, please allow us additional time to review both vacation plans, timing issues, and the like, and we’ll get back with you to provide more complete information.

In Conclusion
     We know you still have many questions, and we continue to work hard to provide you with up-to-date and complete information.
     Some information will take longer to confirm and will be published in future publications and posted on the TexasBank Intranet. Please continue to e-mail questions to maria.jones@texasbank.com so that TexasBank and Compass can know what’s on your mind and address your questions as quickly as possible.
     Coming soon: an overview of other benefits such as tuition reimbursement, the employee assistance plan, and auto/home insurance purchase programs.
These brief descriptions and charts do not reflect a complete description of the benefit plans and programs summarized above. You should be aware that other eligibility requirements and limitations may apply. If there is any conflict between these brief descriptions and charts and the applicable employee benefit plan documents and official plan descriptions, the terms of the applicable employee benefit plan document and official plan description will govern.

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